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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ambac Financial Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
023139108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023139108

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,019,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,019,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,019,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	023139108

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		685,870

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		685,870

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	685,870

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	023139108

1	NAMES OF REPORTING PERSONS Fir Tree Mortgage Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		266,700

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		266,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	266,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	023139108

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,971,720

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,971,720

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,971,720

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”), Fir Tree Mortgage Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Mortgage Opportunity”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.01 (the “Common Stock”) of Ambac Financial Group, Inc., a Delaware corporation (the “Issuer”), purchased by Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity. Fir Tree is the investment manager of Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity.
This Amendment is being filed to report the Reporting Persons no longer beneficially own more than 5% of the Issuer’s Common Stock.
Item 1(a) Name of Issuer.
Ambac Financial Group, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
One State Street Plaza
New York, New York 10004
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands

A Cayman Islands exempted limited partnership
Fir Tree Mortgage Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc. is the investment manager for each of Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity, and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.
Item 2(d) Title of Class of Securities.
common stock, par value $0.01 (the “Common Stock”)
Item 2(e) CUSIP Number.
023139108
Item 3      Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4      Ownership.
(a)
Fir Tree Value are the beneficial owners of 3,019,150 shares of Common Stock (2,979,150 of which are shares of Common Stock held by Fir Tree Value and 40,000 of which are shares of Common Stock purchasable upon the exercise of American-style call options held by Fir Tree Value), Fir Tree Capital Opportunity are the beneficial owners of 685,870 shares of Common Stock (673,570 of which are shares of Common Stock held by Fir Tree Capital Opportunity and 12,300 of which are shares of Common Stock purchasable upon the exercise of American-style call options held by Fir Tree Capital Opportunity), and Fir Tree Mortgage Opportunity are the beneficial owners of 266,700 shares of Common Stock (259,000 of which are shares of Common Stock held by Fir Tree Mortgage Opportunity and 7,700 of which are shares of Common Stock purchasable upon the exercise of American-style call options held by Fir Tree Mortgage Opportunity), respectively. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity as a result of being the investment manager of Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity.

(b)
Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity are the beneficial owners of 1.1%, 0.2%, and 0.1%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 3,971,720 shares of Common Stock which represent 1.4% of the shares of Common Stock outstanding. These percentages are determined by dividing (i) (a) the shares of Common Stock beneficially owned plus (b) the shares of Common Stock purchasable upon the exercise of American-style options held by Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity by (ii) 287,239,482, the number of shares of Common Stock issued and outstanding as of November 4, 2008, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 10, 2008.

(c)
Fir Tree Value may direct the vote and disposition of 3,019,150 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 685,870 shares of Common Stock. Fir Tree Mortgage Opportunity may direct the vote and disposition of 266,700 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Fir Tree Value, Fir Tree Capital Opportunity, and Fir Tree Mortgage Opportunity.

Item 5      Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6      Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8      Identification and Classification of Members of the Group.
Inapplicable.
Item 9      Notice of Dissolution of Group.
Inapplicable.
Item 10    Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2009

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE MORTGAGE OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement